STATEMENT OF ACKNOWLEDGMENT

The undersigned, Capitol City Bancshares, Inc. (the “Company”), hereby acknowledges to the United States Securities and Exchange Commission (the “Commission”) in connection with the Company’s responses to the comments of the Commission regarding the filing of its Form 10-K filed on April 15, 2011 and Form 10-Q filed on August 19, 2011, and all amendments thereto, the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

CAPITOL CITY BANCSHARES, INC.

BY:	/s/ George G. Andrews
GEORGE G. ANDREWS President and Chief Executive Officer

DATE: November 21, 2011

Respond to writer at Downtown Macon Office        Writer=s direct dial: (478) 749-1709        Writer=s e-mail: mnwhite@martinsnow.com

November 21, 2011

Mr. John P. Nolan, Senior Assistant Chief Accountant

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:	Capitol City Bancshares, Inc.
Form 10-K
Filed April 15, 2011
Form 10-Q
Filed August 19, 2011
File No. 000-25227

Dear Mr. Nolan:

In response to your comment letter dated October 21, 2011, please see the following numbered responses containing the requested information and proposed disclosure revisions for the above-referenced filings:

December 31, 2010 Form 10-K

Results of Operations, page 28

1.	We note your response to comment 3 in your letter dated July 22, 2011. Your current MD&A disclosure focuses on restating your credit quality metrics and your allowance for loan loss methodology as opposed to discussing the underlying credit quality trends and bridging the gap from these trends to the provision for loan losses recorded during the period and the allowance for loan losses recorded at period end in order to provide more substantial and meaningful analysis.

Please revise future filings accordingly. For example, for your specific reserves, detail any trends regarding the value of collateral supporting your loans or trends regarding the number of loans assessed as impaired. For your general reserve, discuss trends in historical losses incorporated in your methodology and trends observed in specific qualitative factors. Additionally, discuss the underlying reasons for any significant trends in the amount of allowance for loans losses or provision for loan losses allocated to a specific portfolio segment such as the significant decrease in the amount of allowance for loan losses in allocated to the unallocated segment in the quarter ended June 30, 2011.

We will include more discussion and analysis of the portfolio and its components in future filings based on discussion provided in our letter dated July 22, 2011 to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses. Additionally, we will provide additional analysis of the underlying credit quality trends and how they relate to the provision recorded and the overall allowance by segment.

We have noted an overall decrease in the amount of loans evaluated for impairment since December 31, 2010. The $3 million decrease in impaired loans from December 31, 2010 to September 30, 2011 was due to a decrease in impaired business asset loans and real estate loans. The primary reason for the decrease in real estate impaired loans was due to foreclosure; however, these decreases were partially offset by further migration of loans to impaired status. The overall level of impaired loans as of September 30, 2011 is still higher than impaired loans as of December 31, 2009, but lower than December 31, 2010. The rate of loans migrating from performing status to non performing status appears to have decreased. Additionally, our overall charge-offs for the nine months ended September 30, 2011 were $2.9 million as compared to $2.2 million for the year ended December 31, 2010, but they are still well below the $7.4 million for the year ended December 31, 2009. As the primary source of our charge-offs relates to real estate valuations on impaired loans, real estate values are noted as still declining but at a much slower pace. As of September 30, 2011, $214 million of our $223 million loan portfolio were either residential or commercial real estate loans, therefore our specific reserves on impaired loans are highly subject to changes in the underlying value of the collateral.

Loan Portfolio, page 34

2.	We noted your response to comment 6 in your letter dated July 22, 2011 in which you state that you include construction loans in your residential real estate portfolio classification. We also note that the guidance issued by the federal bank regulatory agencies entitled “Concentration in Commercial Real Estate Lending, Sound Risk Management Practices” referred to on page 17, indicated that construction loans are considered commercial real estate loans. Please revise all of your credit quality disclosure in future filings to separately disclose your construction loan portfolio or to include it in your commercial real estate portfolio.

The guidance issued by the federal bank regulatory agencies entitled “Concentration in Commercial Real Estate Lending, Sound Risk Management Practices” describes sound risk management practices that are important for an institution that has strategically decided to concentrate in CRE lending. Construction loans secured by real estate are included in the calculations for determining whether an institution has a concentration in CRE lending and whether an institution is subject to heightened risk management practices. However, CALL report instructions for financial institutions group real estate loans by collateral type (1) construction, land development and other land loans, (2) secured by farmland, (3) secured by 1-4 family residential properties, (4) secured by multifamily residential properties and (5) secured by nonfarm nonresidential properties. In accordance with generally accepted accounting principles, we have disclosed our loan portfolio information at the level at which we develop and document our allowance methodology, which has segments based on a combination collateral type and loan purpose, meaning for the purposes of our evaluation construction loans for residential properties were included in the residential real estate category and construction loans for commercial properties were included in the commercial real estate. Due to the current economic environment in Georgia, especially in the Metro Atlanta region, our institution has a minimal amount of construction loans held as of September 30, 2011.

3.	Please tell us whether you aggregate construction loans with 1 to 4 family residential loans in your general allowance for loan losses methodology. If so, tell us in detail and provide quantitative support for how you concluded that these portfolios share similar credit risk characteristics. Also, tell us the impact on your general allowance for loan losses at December 31, 2010 and your most recent period end if you aggregate these loans in the commercial real estate portfolio.

As of December 31, 2010, those construction loans with 1 to 4 family residential loans that remained in the banks loan portfolio were included in the specific reserves. The remaining general reserves also included residential real estate loans that held as collateral unimproved real estate which is deemed under call code reporting standards as construction loans, but no proceeds were used for construction, land acquisition or development purposes. As of September 30, 2011 the general and specific reserves include both residential and commercial real estate loans secured by unimproved real estate which is deemed under call code reporting standards as construction loans, but the loan purposes were for other than construction of structures, land acquisition or land development.

Consolidated Financial Report

Note 1. Summary of Significant Accounting Policies – Loans, page 8

4.	We note your response to comment 7 in your letter dated July 22, 2011.

a.	Please revise future filings to disclose the information included in your response regarding when your record partial charge-offs and how the amount is determined.

b.	Please revise future filings to discuss how partial charge-offs impact your credit quality metrics and trends and identify those most impacted. For example, discuss how recording partial charge-offs lowers your allowance for loan losses as a percentage of total loans and lowers your allowance for loans losses as a percentage of nonperforming loans as compared to if you recorded specific reserves.

c.	Please revise future filings to discuss the comparability of your credit quality metrics and trends with your peers that do not record partial charge-offs.

We will revise future filing to include the information regarding when we record partial charge-offs and how the amount is determined.

Partial charge-offs are included in historical loss trends, just as full charge-offs are included. While partial charge-offs on impaired loans will reduce the amount of specific reserves held on individual impaired loans, they will increase the loss history for particular segments of the loan portfolio which has an effect on general reserves components of the allowance for loan losses. Loans that are considered nonperforming are classified as impaired, therefore partial charge-offs of loans reduce the amount of specific reserves on impaired loans which can decrease the overall allowance as a percentage of those nonperforming loans. In future filings we will clarify our disclosures on the effect of partial charge-offs related to the specific and general componants of the allowance, and provision for loan losses for the period.

In respect to part c above, we are unable to determine whether the charge-offs of our peers are considered partial or full charge-offs of loans, however, given the current regulatory environment and accepted accounting for impaired loans and related losses, we assume all of our peers have both fully charged-off and partial charged-off loans. We will include in our filings our credit quality trends and metrics as required, but further discussion of their comparability with other institutions in our area in relation to differences due to partial charge-offs would not be practicable.

Note 7. Foreclosed Real Estate, page 26

5.	We note your response to comment 22 in your letter dated July 22, 2011. Please revise future filings to disclose your policy for recognizing the gain or loss on the sale of foreclosed real estate and your policy for recognizing any deferred gains in future periods.

We will include our policy in future filings. Gains on sales of foreclosed real estate are accounted for in accordance with the condition set forth in ASC 360-20-40, which includes conditions for recognizing deferred gains in future periods. Losses on sales of foreclosed real estate are recognized at the time of sale. .

Note 10.Note Payable, page 27

6.	We noted your response to comment 24 in your letter dated July 22, 2011. Please confirm that you will include the information included in your response in your December 31, 2011 Form 10-K. To the extent that your facts and circumstances changes in the quarter ended September 30, 2011, please include appropriate disclosure.

This note was payable to an institution that the FDIC has taken into receivership, and we remain in the process of renewing the note subject to regulatory approval of the proposed terms and conditions. Due to our consent order with the FDIC the bank is unable to pay dividends to the holding company, which is the source of cash for payments on this note. Due to the receivership of the originating institution, we were unable to obtain a waiver of covenant violations as of year end 2010, and the terms of the note allows the lender the right to call the note due and payable, however, payment of such would likely be subject to regulatory approval of the FDIC. As of the date of this letter, the facts and circumstances have not changed, however, we will disclose information related to our previous response in our future 10-K filings and any changes in our quarterly filings.

June 30, 2011 Form 10-Q

Note 2. Summary of Significant Accounting Policies – Allowance for Loan Losses, page 5

7.	We note your response to comment 9 in your letter dated July 22, 2011 and your disclosure on page 6. Considering the judgment used in estimating the allowance for loan losses and the fact that the allowance for loan losses is a critical accounting policy, please revise future filings to discuss the amount of the allowance for loan losses that is attributable to the qualitative factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

We will include in future filings additional information related to the trends and metric related to each segment of our allowance for loan losses, as well as additional relevant information and trends related to our qualitative considerations. However, disclosure of the amount of the allowance for loan losses that is attributable to the qualitative factors as of each period end presented is not a requirement of GAAP.

Note 4. Securities, page 9

8.	We note your response to comments 10 and 11 in your letter dated July 22, 2011.

a.	On page 12, you disclose that your trust preferred security has a new cost basis of approximately $524,875. However, on page 9, you disclose amortized cost related to your trust preferred security of $627,875. Please explain this apparent inconsistency to us or revise your disclosure in future filings as appropriate. Ensure that you accurately disclose the amortized cost, unrealized gain or losses and the fair value of the security for all period presented.

b.	Please revise future filings to disclose the information required by ASC 320-10-50-6, 8A and 8B.

c.	Based on your disclosure on page 11, and in your statement of cash flows, it appears you recorded an other-than-temporary impairment charge related to credit of $125,125 during 2010. Please provide us a schedule of the original par value, the fair value and the carrying value on each date you recorded an other than temporary impairment charge related to credit in the income statement and as of your most recent balance sheet date. Please tell us in detail how you measure fair value of your trust preferred security and how you determined the credit and non-credit portion of impairment during the periods presented. If on either date on which you recorded an other-than-temporary impairment charge related to credit, you believe fair value approximates the new carrying value, please explain to us why you believe there is no impairment related to non-credit factors.

As to part a above, the $103,000 difference represents the securities held by the holding company related to our issuance of trust preferred securities, it represents the company’s interest in the Trust set up for the issuance of the securities. The $524,875 is related to our one purchased trust preferred security held by our subsidiary bank.

The trust preferred security held by the bank had the following other-than-temporary impairment recognized:

Original Par Value $650,000

Date	Fair Value	Carrying Value	Other-than-temporary Impairment
3/31/10	552,500	650,000	97,500
9/7/10	524,875	552,500	27,625
9/30/11	524,875	524,875	—

Our Company’s decision in regards to recording other-than-temporary impairment on this security during 2010 was due to deteriorating capital levels of the subsidiary banks owned by the owner of the Trust, deteriorating asset quality at the subsidiary institutions, and the subordinated nature of the debt we held. The company that owns the Trust guarantees the securities; however, its primary assets are its subsidiary institutions. The owner of the Trust took steps during the latter part of 2010 and early 2011 to stabilize its subsidiary institutions, including working to collapses the charters to gain cost savings and improving liquidity and capital positions. We have not noted further deterioration in the underlying credit quality of the securities during 2011. This security is not a traded security, does not have an overall credit rating, and no active market exist for the security. Due to these factors, this type of trust preferred security historically was carried at cost/face value which approximated fair value. All impairment is thus considered to be credit related.

We will revise future filings to disclose information related to ASC 320-10-50-6. Additionally, we will revise future filings to disclosure information related to ASC 320-10-50-8A and 8B should further OTTI losses be recognized.

Provision for Loan Losses, page 27

9.	It does not appear that you have annualized for interim period the metric “ratio of net loans charged-off during the period to average loan outstanding” disclosed on page 29. Please revise to annualize your period to date metrics throughout your filing.

Industry Guide 3 requires the inclusion of a “ratio of net loan charged-off during the period to average loans outstanding” but does not require the ratio to be annualized. Annualizing this ratio could be misleading to financial statement readers due the inconsistencies in the timing of charge-offs and recoveries. For example, in our September 30, 2011 10-Q for the 3 months ended September 30, 2011, our ratio of net loans charged-off during the period to average loans outstanding was 1.04%, and for the 9 months ended September 30, 2011, the ratio was 1.16%. If this 3 month ratio were annualized it would result in disclosing a 4.16% ratio of net charge-offs to average loans, which is higher than our gross charge offs to loans over the previous 24 months and could greatly mislead readers as to losses in the portfolio.

As requested in your letter, a Statement of Acknowledgement in connection with the Company’s response to the Commission’s comments is enclosed. If you have any further questions or require additional information or documentation, please do not hesitate to contact me (478) 749-1709.

With best regards, I remain

Yours very truly,

/s/    Michael N. White

MICHAEL N. WHITE

Attorney for Capitol City Bancshares, Inc.

MNW:emw

Enclosure

Cc:	Mr. George G. Andrews
Ms.	Tatina Brooks